Exhibit 99.1

INDEPENDENT PROXY ADVISOR GLASS LEWIS RECOMMENDS SHAREHOLDERS VOTE FOR ALL PROPOSALS RELATED TO LIBERTY GLOBAL’S CHANGE OF INCORPORATION

GLASS LEWIS STATES “WE AGREE WITH THE BOARD’S RATIONALE THAT THE CHANGE IN DOMICILE IS IN THE BEST INTERESTS OF SHAREHOLDERS”

Denver, Colorado – June 27, 2023

Liberty Global plc (“Liberty Global”) (NASDAQ: LBTYA, LBTYB and LBTYK) today announced that in its report issued June 23, 2023, independent proxy advisory firm Glass, Lewis & Co. (“Glass Lewis”) has recommended that Liberty Global’s shareholders vote for all of the Company’s proposals in connection with Liberty Global’s intention to change its place of incorporation from England & Wales to Bermuda.

In its report, Glass Lewis concluded, “On balance, we agree with the board's rationale that the change in domicile is in the best interests of shareholders.”

Commenting on the Glass Lewis recommendation, Liberty Global stated the following:

“Liberty Global appreciates Glass Lewis’ support for our proposal to change our incorporation from England & Wales to Bermuda. The principal reasons for the proposal are to enable future shareholder value creation by moving to a jurisdiction that makes it substantially easier to facilitate corporate transactions, such as buy-backs and self-tender offers, spin offs and split offs and reduce administrative burdens and expense, while maintaining robust shareholder rights and protections. We remain committed to our UK and European customers, employees and businesses, Bermuda’s U.S.-style governance is more aligned with the expectations of our largely U.S. shareholder base.”

The redomiciliation would change the jurisdiction of incorporation and governing documents of the parent company, but would have no effect on Liberty Global’s operations and subsidiaries:

•The transaction is not tax-driven; Liberty Global’s revenue and income would remain European-based, and its subsidiaries’ tax residence will not change.

•As a Bermuda company, Liberty Global will continue trading on Nasdaq (under the symbols LBTYA, LBTYB and LBTYK) and will continue to be governed by SEC rules and regulations.

•Liberty Global’s day-to-day operations in all its businesses, including its joint ventures in the U.K. and the Netherlands, will be unaffected.

•There will be no change in Liberty Global’s offices or headquarters, management team, board of directors or employee base and no changes to our customer services and products.

•There will be no material change in Liberty Global’s financial statements and no changes in its financial documents, financings, bonds or credit agreements.
Liberty Global’s Board of Directors urges shareholders to vote for all of its proposals related to its change of incorporation.

ABOUT LIBERTY GLOBAL

Liberty Global (NASDAQ: LBTYA, LBTYB and LBTYK) is a world leader in converged broadband, video and mobile communications services. We deliver next-generation products through advanced fiber and 5G networks, and currently provide over 86 million connections* across Europe and the United Kingdom. Our businesses operate under some of the best-known consumer brands, including Virgin Media-O2 in the U.K., VodafoneZiggo in The Netherlands, Telenet in Belgium, Sunrise in Switzerland, Virgin Media in Ireland and UPC in Slovakia. Through our substantial scale and commitment to innovation, we are building Tomorrow’s Connections Today, investing in the infrastructure and platforms that empower our customers to make the most of the digital revolution, while deploying the advanced technologies that nations and economies need to thrive.

Our consolidated businesses generate annual revenue of more than $7 billion, while the VMO2 JV and VodafoneZiggo JV generate combined annual revenue of more than $17 billion.**

Liberty Global Ventures, our global investment arm, has a portfolio of more than 75 companies across content, technology and infrastructure, including strategic stakes in companies like ITV, Televisa Univision, Plume, AtlasEdge and the Formula E racing series.

* Represents aggregate consolidated and 50% owned non-consolidated fixed and mobile subscribers. Includes wholesale mobile subscribers of the VMO2 JV and B2B fixed subscribers of the VodafoneZiggo JV.

** Revenue figures above are provided based on full year 2022 Liberty Global consolidated results (excluding revenue from Poland) and the combined as reported full year 2022 results for the VodafoneZiggo JV and full year 2022 U.S. GAAP results for the VMO2 JV. For more information, please visit www.libertyglobal.com.

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